QRSciences Holdings Ltd
8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

19 December 2007

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for 28 November 2007 to 18 December 2007, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsciences.com.

Yours Faithfully,

Darren Bromley
Company Secretary

Attachments

Exhibit Index on Page 2

QRSciences Holdings Ltd
ABN 27 009 259 876

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 28 November 2007 to 18 December 2007.

Doc Date	Headline	Pages
11/28/2007	Results of Annual General Meeting	3
11/28/2007	Chairman's Address to Shareholders	2
11/29/2007	Appendix 3B	8
12/12/2007	Appendix 3B	8
12/13/2007	Details of Company Address	1
12/18/2007	Company Secretary Appointment/Resignation	1
12/18/2007	Chairman Appointment / Resignation	1

QRSciences
Holdings Limited

18 December 2007

Former Director of ASX Appointed Non-Executive Chairman

QRSciences Holdings Limited (ASX:QRS) is pleased to announce the appointment of Mr. Ray Schoer as Non-Executive Chairman of QRSciences Holdings Limited replacing the retiring Executive Chairman Mr. Kevin Russeth.

Mr. Schoer is currently chairman of Australia Pacific Exchange Ltd, and ANZ Rabinov Diversified Property Trust. His other directorships include Ferngrove Vineyards Ltd, Pluton Resources Ltd, QRSciences Holdings Ltd and Gujarat NRE Resources Ltd.

Mr. Schoer was a director of IOOF Holdings Ltd from 1994 to 2002 and Group chairman from 2002 to 2005, chairman of IOOF Funds Management Ltd from 1999 to 2005, chairman of Sydney Gas Ltd to 2006, chairman of Zelos NL to 2007 and a director of Tambour Group Ltd from 2003 to 2006.

From 1990 to 1995 Mr Schoer was the National Director of the Australian Stock Exchange and from 1980 to 1990 the chief executive of the National Companies and Securities Commission.

Mr. Russeth will continue in his role as Managing Director with a primary focus on developing the Company's US business interests.

Mr. Schoer's presence on the east coast, his expertise in corporate governance along with forty years business experience adds strength to the Company's Board.

For more information please contact:

Jamie Taylor
Company Secretary
QRSciences Holdings Limited
+61(3) 9681 9854

QRSciences

Holdings Limited

18 December 2007

Change of Company Secretary

QRSciences Holdings Limited (ASX:QRS) wishes to advise the appointment of Mr Jamie Taylor as Chief Financial Officer and Company Secretary. Mr Taylor holds a Bachelor of Business Degree and has been with the company's subsidiary, QRSciences Security Pty Ltd in a Commercial Manager role since 2006.

Prior to joining QRSciences Security Pty Ltd, Mr Taylor worked for over 7 years in a high profile public practice firm where he serviced a diverse portfolio of clients in varied industries. He has extensive experience in taxation, business services, budgeting, financial modelling, corporate structuring, audit and superannuation. Since joining the company, he has been responsible for the management of the operations and finances of QRSciences Security Pty Ltd.

The Board of QRSciences Holdings Ltd takes this opportunity to thank the outgoing Chief Financial Officer and Company Secretary, Mr Darren Bromley.

Kevin Russeth

CEO
QRSciences Holdings Limited

QRSciences
Holdings Limited

13 December 2007

Change of Address – Registered Office

QRSciences Holdings Limited (ASX:QRS) wishes to advise that effective from today the registered office has been relocated to:

Street Address:	Unit 5, 435 Williamstown Road Port Melbourne Victoria 3207
Postal Address	as above
Phone number	03 9681 9854
Facsimile number	03 9646 2049

Darren Bromley

Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	$0.45 Listed Options to acquire fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000,000 $0.45 Listed Options to acquire fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	$0.45 Listed Options to acquire fully paid ordinary shares expiry 30 June 2012

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The $0.45 Listed Options will rank equally with the existing Options. Ordinary shares issued as a result of exercise of the Listed Options will rank equally with the existing ordinary Shares.
5	Issue price or consideration	10,000,000 $0.45 Listed Options to acquire fully paid ordinary shares for nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to Vision Opportunity Master Fund, Ltd. as consideration for participation in rights issue shortfall as per resolution 6(c) of the Notice of Annual General Meeting and Explanatory Statement announced to the ASX on 29 October 2007
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 December 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
85,244,590**	Fully paid ordinary shares
43,038,099	$0.45 Listed Options to acquire fully paid ordinary shares
*(** 85,000 subject to voluntary restriction of ESP)*	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,753,072	$0.30 Unlisted Options to acquire fully paid ordinary shares exp 31/12/2007
		2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		1,020,368	$0.50 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2012
		3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
			* Not vested: the $0.237 options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not Applicable
33	+Despatch date	19 October 2007

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 29 November 2007

Print name: Darren Bromley

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares $0.30 Unlisted Options to acquire fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,060 Ordinary shares 1,000,875 $0.30 Unlisted Options to acquire fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution. $0.30 Unlisted Options to acquire fully paid ordinary shares expiry 19 October 2012

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares. The $0.30 Unlisted Options will rank equally with the existing Options. Ordinary shares issued as a result of exercise of the Listed Options will rank equally with the existing ordinary Shares.
5	Issue price or consideration	20,000 Ordinary shares for nil consideration 3,060 Ordinary shares for $0.45 upon exercise of Options 1,000,875 $0.30 Unlisted Options to acquire fully paid ordinary shares for nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	20,000 Ordinary shares issued in relation to the compulsory acquisition of QRSciences Pty Ltd 2005. 3,060 Exercise of $0.45 Listed Options expiring on 30 June 2012 $0.30 Unlisted Options are issued as consideration for capital raising costs.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 December 2007

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	85,267,642**	Fully paid ordinary shares
		43,035,039	$0.45 Listed Options to acquire fully paid ordinary shares
		*(** 85,000 subject to voluntary restriction of ESP)*	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,753,072	$0.30 Unlisted Options to acquire fully paid ordinary shares exp 31/12/2007
		2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		1,020,368	$0.50 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2012
		1,000,875	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 19/10/2012
		3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
			* Not vested: the $0.237 options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 12 December 2007

Print name: Darren Bromley

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

Annual General Meeting – 28 November 2007
Executive Chairman's Address

Welcome to the QRS 2007 AGM.

2007 was a strong year for the Company. Our revenue growth and acquisition strategy allowed the business to generate over $14m in revenue FY07. The revenue figure was up an order of magnitude from our FY06 numbers. That acceleration has continued into the first part of FY08 and we expect that our year on year growth will continue to be significant over the next few years. Our Sales and Distribution unit has been a stalwart performer led by Rick Stokes. That business unit is anticipated to generate between $17m-$22m in revenue and is currently operating profitably with an expectation to earn a positive EPS for the FY08 year.

We have also made significant strides with parts of our technology portfolio. In the case of our associate Company Spectrum we are working closely with them through a U$36m order with the US Government delivering the Spectrum CastScope to airports around the US. The Spectrum unit is also profitable and QRS are actively investigating ways to buy the remainder of the asset. Since our last update we have increased our holding in Spectrum through an investment in a Convertible Note that will allow QRS to convert into 30.2% of the Company's fully paid equity. Spectrum has also made tremendous strides with its US Government funded CarScan development project and continues to grow its SentryScope camera business around the world. The QR business unit in Perth has been a laggard and we continue to meet challenges that are making it difficult to deliver a commercial result. Many of the challenges are above and beyond the control of the Company. We are currently undergoing restructuring in that business unit to reduce the drag on our profitable businesses.

Since our successful rights issue, there has been a significant fall in the price of the Company's Securities. The fall has not been natural and is directly attributable to certain trading activity in the Company's shares on the ASX. After preliminary enquiries, we referred the matter to the appropriate regulatory authorities. It is not appropriate therefore that we comment further on the matter at this time.

Events like this which are beyond the Company's control can sometimes be a catalyst for change and even trigger events that necessitate structural change to a business. As mentioned in our prospectus we are continuing to investigate ways to unlock value in our assets. In the case of QRSciences the fall in our share price has been a catalyst to review the Company's structure and to consider the best way forward to restore shareholder confidence and to rebuild the lost value.

The Board views the Company in two very distinct business units or parts:

1. One a going concern that is cash flow positive with strong growth that has been approached by third parties interested in both investing and acquiring the business and that as a stand alone entity offers significant organic and add-on growth potential.
2. The other a high tech development business that offers a tremendous amount of blue sky and upside with a corresponding amount of internal and external risk. This business has a primary focus on proprietary security products aimed at major markets including the US and Europe. As a Board we have found limited interest in this business from the Australian investment community and significant interest from the US investment community. In addition it is our

observation that US investors prefer investment and control to reside in their market and currency.

For the time being and subject to further consideration by the Board it has resolved to maintain its Australian Listing on the ASX and to investigate a possible dual listing in the United States. It is also actively investigating selling or spinning out the Company's technology assets into a separate entity in the United States.

The Board is investigating a range of strategies to maximize shareholder value and to allow both businesses to operate independently within the markets they are both best suited to.

Thank you for your patience over the year and we look forward to delivering a promising result in FY2008.

QRSciences
Holdings Limited

ASX ANNOUNCEMENT

28 November 2007

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited

Via electronic lodgement

Dear Sir/Madam

Results of Annual General Meeting of Shareholders
QRSciences Holdings Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise that the Annual General Meeting of Shareholders of QRSciences Holdings Limited was held today.

Details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

Darren Bromley
Company Secretary

QRSciences Holdings Limited **28 November 2007**
Annual General Meeting

PROXY SUMMARY

Resolution 2 - Adoption of Remuneration Report.
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
10,370,777	130,965	466	2,536

Resolution 3 - Election of Director – Mr Norman Shanks.
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
5,362,677	5,137,165	2,366	2,536

Resolution 4, Ratification of Previous Share Issue
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
9,957,434	544,308	466	2,536

Resolution 5(a) - Ratification of Previous Options Issues

- **1,020,368 Options to various sophisticated investors;**

The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
3,972,818	544,308	2,366	2,536

Resolution 5(b) - Ratification of Previous Options Issues

- **2,799,589 Options to Vision Opportunity Master Fund, Ltd.**

The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
9,858,200	641,642	2,366	2,536

Resolution 5(c) - Ratification of Previous Options Issues

- **5,753,072 Options to various sophisticated investors,**

The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
3,972,818	544,308	2,366	2,536

Resolution 6(a) - Ratification of Previous Options Issues

- **the exercise by Vision Opportunity Master Fund, Ltd. ("Vision") of 12,354,611 Options**

The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
9,860,100	641,642	466	2,536

Resolution 6(b) - Ratification of Previous Options Issues

- **the exercise by Vision of 2,799,589 Options**

The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
9,860,100	641,642	466	2,536

Resolution 6(c) - Ratification of Previous Options Issues

- **the issue to and exercise by Vision of 10,000,000 Options,**

The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
9,860,100	641,642	466	2,536

END